UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File No. 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

As disclosed in the report on Form 6-K of YY Group Holding Limited (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2026, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Investors”) on February 27, 2026, pursuant to which the Company agreed to offer and sell to the Investors, on the terms and subject to the conditions set forth therein, in two tranches (the “Offering”) (i) up to Eleven Million Eight Hundred Eighty Thousand Dollars ($11,880,000) in aggregate principal face amount of 8% original issue discount Convertible Promissory Notes of the Company (each a “Note”, and collectively, the “Notes”), which Notes are convertible (the “Conversion Shares”) into the Company’s Class A ordinary shares, no par value (the “Class A Ordinary Shares”) pursuant to the terms and conditions set forth in the Notes and (ii) related warrants (each a “Warrant”, and collectively, the “Warrants”), which Warrants are exercisable for Class A Ordinary Shares (the “Warrant Shares”), pursuant to the terms and conditions set forth in the Warrants.

The initial tranche closing of the Offering was completed on March 2, 2026. At the initial tranche closing, the Company issued to the Investors (i) Notes in the aggregate principal amount of $5,940,000, reflecting gross proceeds prior to expenses and fees in connection with the offering of $5,500,000 after giving effect to the 8% original issue discount, and (ii) Warrants to purchase initially up to 47,255,369 Warrant Shares.

The Offering was made pursuant to the Company’s (i) shelf registration statement on Form F-3 (File No. 333-286705) filed with the Commission on April 23, 2025, and declared effective by the Commission on April 30, 2025 and (ii) a prospectus supplement filed by the Company with the Commission on February 27, 2026 pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Securities Act”), which also relates to the offer and sale of the Notes, Warrants, Conversion Shares and Warrant Shares.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The information contained in this Report on Form 6-K of the Company, are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-286705) as amended, and into the prospectus and/or prospectus supplements outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under Securities Act, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

YY Group Holding Limited

Date: March 2, 2026	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer

2